Mercedes-Benz Auto Lease Trust 2024-A
Investor Report
Collection Period Ended 31-May-2024
Page 1 of 7

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Apr-2024	31-May-2024		
Determination Date	13-Jun-2024			
Record Date	14-Jun-2024			
Payment Date	17-Jun-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	23-May-2024	17-Jun-2024	Actual/360 Days	25
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	23-May-2024	15-Jun-2024	30/360 Days	22

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	253,000,000.00	197,774,504.26	55,225,495.74	218.282592	0.781717
Class A-2A Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	471,000,000.00	471,000,000.00	471,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**1,272,370,000.00**	**1,217,144,504.26**	**55,225,495.74**		
Overcollateralization	177,634,611.27	177,634,611.27	177,625,564.88			
Total Securitization Value	**1,450,004,611.27**	**1,450,004,611.27**	**1,394,770,069.14**			
present value of lease payments	778,780,383.53	778,780,383.53	725,327,353.70			
present value of Base Residual Value	671,224,227.74	671,224,227.74	669,442,715.44			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.88	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	55,225,495.74	218.282592
Class A-2A Notes	5.440000%	782,906.67	3.324444	782,906.67	3.324444
Class A-2B Notes	5.743740%	939,340.81	3.988708	939,340.81	3.988708
Class A-3 Notes	5.320000%	1,531,273.33	3.251111	1,531,273.33	3.251111
Class A-4 Notes	5.320000%	251,538.47	3.251111	251,538.47	3.251111
Total		**3,505,059.28**		**$58,730,555.02**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,504,380.71	1,377,504,380.71	1,322,269,838.58

Available 2024-A Collections

Lease Payments Received	59,077,220.76
Net Sales Proceeds-early terminations (incl Defaulted Leases)	25,278,681.85
Net Sales Proceeds-scheduled terminations	1,018,981.04
Excess wear and tear included in Net Sales Proceeds	3,582.01
Excess mileage included in Net Sales Proceeds	27,818.80
Subtotal	85,374,883.65
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	102,242.22
Total Available Collections	**85,477,125.87**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,416,674.35
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.45%)	4,587,854.87
(3) Exchange Note Principal Distributable Amount	55,225,495.74
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	23,247,100.91
Total Distribution	**85,477,125.87**

Available Funds ABS Notes

Total Exchange Note Payments	59,813,350.61
Reserve Account Draw Amount	0.00
Total Available Funds	**59,813,350.61**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,505,059.28
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	55,225,495.74
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,082,795.59
Total Distribution	**59,813,350.61**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,416,674.35	2,416,674.35	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,505,059.28	3,505,059.28	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	782,906.67	782,906.67	0.00
thereof on Class A-2B Notes	939,340.81	939,340.81	0.00
thereof on Class A-3 Notes	1,531,273.33	1,531,273.33	0.00
thereof on Class A-4 Notes	251,538.47	251,538.47	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,505,059.28	3,505,059.28	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	55,225,495.74	55,225,495.74	0.00
Principal Distribution Amount	55,225,495.74	55,225,495.74	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	4,456.98
minus Net Investment Earnings	4,456.98
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	4,456.98
Net Investment Earnings on the Exchange Note	
Collection Account	97,785.24
Investment Earnings for the Collection Period	102,242.22

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $248M (16.1%), Class A-2A Notes $235M (15.3%), Class A-2B Notes $236M (15.3%), Class A-3 Notes $471M (30.6%), Class A-4 Notes $77M (5.0%), Certificates $270M (17.6%), Total $1,538M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $76,892,293, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	1,450,004,611.27	26,302
Principal portion of lease payments	31,799,723.39	
Terminations- Early	21,545,120.34	
Terminations- Scheduled	818,309.61	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,071,388.79	
Securitization Value end of Collection Period	1,394,770,069.14	25,789

Pool Factor	96.19%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	30.98
Weighted Average Seasoning (months)	9.79	10.66
Aggregate Base Residual Value	888,302,349.92	871,484,925.92
Cumulative Turn-in Ratio		30.86%
Proportion of base prepayment assumption realized life to date		252.29%
Actual lifetime prepayment speed		0.77%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,391,213,081.88	25,725	99.74%
31-60 Days Delinquent	2,829,071.80	51	0.20%
61-90 Days Delinquent	572,393.17	11	0.04%
91-120 Days Delinquent	155,522.29	2	0.01%
Total	1,394,770,069.14	25,789	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.052%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,003,556.29	21	1,003,556.29	21
Liquidation Proceeds	868,165.25		868,165.25	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	135,391.04		135,391.04	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.057%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.057%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.009%

Average Net Credit Loss / (Gain)   6,447.19

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	22,431,262.45	490	22,431,262.45	490
Sales Proceeds and Other Payments Received	25,406,606.75		25,406,606.75	
Residual Loss / (Gain)	(2,975,344.30)		(2,975,344.30)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.255)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.255)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.205)%

Average Residual Loss / (Gain)   (6,072.13)